May 20, 2014
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Apollo Investment Corporation has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended March 31, 2014, which was filed with the U.S. Securities and Exchange Commission on May 20, 2014. This disclosure can be found on pages 99 and 100 of the Annual Report on Form 10-K and is incorporated by reference herein. Apollo Investment Corporation made such disclosure based on information provided by other companies that may be deemed to be under common control with Apollo Investment Corporation, and not because of any conduct by Apollo Investment Corporation.

Very truly yours,

APOLLO INVESTMENT CORPORATION

By:	/s/ Gregory W. Hunt
Name:	Gregory W. Hunt
Title:	Chief Financial Officer and Treasurer